November 15, 2024

Michael W. Kalb
EVP and Chief Financial Officer
CATALYST PHARMACEUTICALS, INC.
355 Alhambra Circle
Suite 801
Coral Gables, FL 33134

       Re: CATALYST PHARMACEUTICALS, INC.
           Form 10-Q for the period ending June 30, 2024
           Filed August 7, 2024
           Form 8-K filed February 29, 2024
           File No. 001-33057
Dear Michael W. Kalb:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences